DC
No ACT

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

[redacted]

06028406

March 16, 2006

RECD S.E.C.
MAR 2 0 2006
1083

Samuel A. Guess
Associate General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0215

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/16/2006

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

Dear Mr. Guess:

This is in response to your letter dated January 23, 2006 concerning the shareholder proposal submitted to Wal-Mart by As You Sow. We also have received a letter from the proponent dated March 6, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Conrad B. MacKerron
Director
Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104

PROCESSED
APR 0 4 2006
THOMSON
FINANCIAL

104169

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Associate General Counsel

January 23, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal of the As You Sow Foundation

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation (the "Company"), files this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials"). The Proposal was submitted by the As You Sow Foundation (referred to hereinafter as the "Proponent"). The Company asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from its 2006 Proxy Materials for the reasons described below. A copy of the Proposal and all correspondence is attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, the Company plans to commence the printing of the 2006 Proxy Materials on or about April 11, 2006 so that it may commence mailing the 2006 Proxy Materials by no later than April 14, 2006. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

The Company received the Proposal on or about December 12, 2005. The Proposal requests that the Board of Directors of the Company, "amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association." In addition, the Proposal requests that "The company should develop systems to prevent future violations of federal labor law from occurring and publish reports to shareholders on its progress."

Grounds for Exclusion

The Company seeks to omit the Proposal from its 2006 Proxy Materials on the grounds that: (1) the Proposal relates to the ordinary business operations of the Company so as to be excludable under Rule 14a-8(i)(7); (2) the Proposal is vague, indefinite, and materially misleading and excludable under Rule 14a-8(i)(3); and (3) the Proposal includes multiple proposals and violates Rule 14a-8(c).

1. The Proposal Relates to the Company's Ordinary Business Operations and is Excludable under Rule 14a-8(i)(7)

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that one of the central considerations underlying this policy, which relates to the subject matter of the proposal, is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." 1998 Release. However, certain proposals "relating to such matters but focusing on sufficiently significant policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable." 1998 Release. "The second consideration relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. Furthermore, in a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983). For the reasons discussed below, the Company believes that it may exclude the Proposal because it relates to ordinary business operations.

The relationship between management and its employees is an integral part of the day-to-day conduct of ordinary business operations. The negotiation of wages, hours, and working conditions are fundamental business issues for employers. The first proposal contained in the Proposal could constrain the ability of the Company to manage its employee relationships in a lawful manner. The Staff has permitted exclusion of shareholder proposals that, like the Proposal, seek to address a company's relationship with employee labor unions because they fall under the category of ordinary business pursuant to Rule 14a-8(i)(7). *See United Parcel*

Services, Inc., (February 23, 2004) (proposal requested a report "to shareowners on the UPS relationship with the International Brotherhood of Teamsters"); *Modine Manufacturing Co.* (May 6, 1998) (proposal requested a corporate code of conduct to address the right to organize and maintain unions); *Humana Inc.* (October 17, 1990) (proposal requested the company to recognize and bargain collectively with a particular union); *UAL, Inc.* (March 3, 1986) (proposal requested a review of "management's handling of union negotiation").

Modine Manufacturing Co. presented a proposal very similar to the Proposal. In *Modine*, the Proponent sought a resolution that would "direct the Board of Directors to create a Board Committee to develop a corporate code of conduct guaranteeing the right of employees to organize and maintain unions and affirming the principles of collective bargaining in good faith." The Staff found the proposal excludable under Rule 14a-8(c)(7). The Proposal, like the proposal in *Modine*, would, as a matter of policy, seek "to compel the Company to deal with a collective bargaining unit rather than act on its own business judgment." The Proposal, like the proposal in *Modine*, "would dictate a particular avenue to be pursued, and establish constraints on the function of management" and accordingly is excludable under 14a-8(c)(7).

2. <u>The Proposal is Materially Vague, Indefinite, and Materially Misleading and is Excludable under Rules 14a-8(i)(3) and 14a-9</u>

The Company intends to omit the Proposal from its 2006 Proxy Materials on the grounds that the Proposal is materially vague, indefinite, and materially misleading in violation of Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 17 C.F.R. § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 provides, in pertinent part, that:

> (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company: (i) demonstrates objectively that the proposal is materially false or misleading or (ii) if the resolution is so inherently vague or indefinite that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See* Staff Legal Bulletin 14B (September 15, 2004) ("SLB 14B"). The Staff has also consistently taken the position that shareholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See, e.g., The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to non-interference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal, in fact, bundles multiple proposals: (1) that the Company "amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association," (2) that "the company should develop systems to prevent future violations of federal labor law from occurring," and (3) asking the Company to publish reports to shareholders on its progress. Linking these separate proposals renders the Proposal as a whole indefinite and materially misleading because stockholders will be unable to evaluate and then to vote separately on these three separate proposals.

As a result of the bundled proposals in the Proposal, the Company is of the view that it may exclude the Proposal pursuant to Rule 14a-8(i)(3).

3. <u>**The Proposal Violates Rule 14a-8(c) Because It Is More Than One Proposal and Therefore Violates Rule 14a-8(i)(3).**</u>

Rule 14a-8(c) provides that: "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The Proposal actually is three proposals.

Included Proposal 1:	"Shareholders request that directors amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association."
Included Proposal 2:	"The company should develop systems to prevent future violations of federal labor law from occurring . . . ."
Included Proposal 3:	"The company should . . . publish periodic reports to shareholders on its progress."

Included Proposal 1 and Included Proposal 2 relate to different subject matters, one to an amendment to an internal policy relating to employment discrimination, and the other to the development of systems to prevent future violations of federal labor laws. Proposal 3 is a separate proposal requiring a report on progress the Company makes on development of systems. Included Proposal 1 and Included Proposal 2 differ in subject matter, and the requested report is inapplicable to Included Proposal 1. Accordingly, the Proposal violates Rule 14a-8(c) by including more than one proposal for the shareholders' meeting of the Company to which the 2006 Proxy Materials will relate.

As required by Rule 14a-8(f)(1), the Company informed the Proponent that the Proposal failed to meet the eligibility requirement under Rule 14a-8(c). The Company did so by means of a letter to the Proponent dated December 29, 2005, a copy of which is attached hereto as Exhibit B (the "Request Letter"). The Request Letter: (i) informed the Proponent that the Proposal contained three separate proposals, (ii) informed the Proponent that Rule 14a-8(c) permitted no more than one proposal to be submitted by a proponent with respect to a particular shareholders' meeting, (iii) requested that the Proponent reduce the number of proposals in the Proposal to one proposal and resubmit the revised proposal to the Company, and (iv) notified the Proponent that any response to the Request Letter needed to be postmarked, or transmitted electronically, no later than 14 days from the date on which the Proponent received the Request Letter. The Company received the Proposal on December 16, 2005 and sent the Request Letter to the Proponent on December 29, 2005, both by facsimile transmission and by means of overnight courier. Therefore, by means of the Request Letter and as is required by Rule 14a-8(f)(1), the Company notified the Proponent that the Proposal failed to meet the eligibility requirement of Rule 14a-8(c) within 14 calendar days after the date on which the Company received the Proposal. The Proponent did not reply to the Company's Request Letter.

The Company has concluded that the Proposal: (i) violates the eligibility requirement of Rule 14a-8(c) and, as a result, is not eligible to be included in the 2006 Proxy Materials and (ii) violates Rule 14a-8(i)(3), in that it is "contrary to [one] of the Commission's proxy rules," and, as a result, may be excluded from the 2006 Proxy Materials.

Conclusion

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the Company's 2006 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2006 Proxy Materials.

By copy of this letter, the Proponent is being notified of the Company's intention to omit the Proposal from its 2006 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

Samuel A. Guess

Enclosures

cc: As You Sow
311 California Street, Suite 510
San Francisco, California 94104

PC Docs No. 1945471

EXHIBIT A

As You Sow
A Foundation Planting Seeds for Social Change
Tel: (415) 391-3212
Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

December 12, 2005

recd 12.16.05

H. Lee Scott, Jr.
CEO
Wal-Mart Stores, Inc.
702 Southwest Eighth Street
Bentonville, AR 72716-0215

Dear Mr. Scott:

As You Sow is a non-profit organization whose mission is to promote corporate accountability. We are a shareholder of Wal-Mart stock.

We are concerned about many reports that have surfaced in the last two years alleging unfair treatment of Wal-Mart associates and contract supply chain workers. The reputation and economic value of our company are at risk due in part to these allegations which have been investigated by the US Congress and featured prominently in international media coverage.

Accordingly, we are filing the enclosed resolution for inclusion in the proxy statement for a vote at the next stockholders meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow will maintain the required number of shares through the scheduled shareholders' meeting in accordance with SEC standards. Proof of ownership is attached.

We look forward to dialogue with Wal-Mart management on assuring freedom of association to associates without intimidation in the hope that mutually agreeable positions can be reached, making this shareholder proposal unnecessary.

Sincerely,

Conrad B. MacKerron
Director, Corporate Social Responsibility Program

Attachments

BAR WORKER INTIMIDATION

Whereas: The reputation and economic value of our company are at risk due in part to numerous serious allegations of unfair treatment of Wal-Mart associates and contract supply chain workers. These charges have been investigated by the US Congress and featured prominently in international media coverage.

A report by the Democratic staff of the US House Committee on Education and the Workforce documented class action lawsuits on gender discrimination in pay and opportunities for advancement; litigation for withholding of earned wages and forcing associates to work unpaid overtime hours; and aggressively discouraging workers from exercising their right to freedom of association.

A handbook provided to company managers states "Wal-Mart is opposed to unionization of its associates." But the company appears to have moved beyond opposition to repeatedly violating federal labor laws. Between 1998-2003, at least 288 unfair labor practice charges were lodged against the company, accusing it of interfering with employees' freedom of association. 94 of these charges resulted in formal complaints against our company by the National Labor Relations Board. Federal prosecution of unfair labor practices resulted in 11 rulings against the company and 12 settlements. (Source: American Rights at Work)

The company has a double standard on workers' rights. It opposes unions in North America but allows unionization of retail stores in China. Chinese unions are used primarily as a means of party control over workers; independent unions are illegal. The same unions are the only ones allowed in Chinese supplier plants where $15 billion of goods are made for our company under conditions that often violate International Labor Organization core labor standards. Worker exploitation in supplier factories can damage our company's reputation and lead to the loss of brand value.

Promotion of human rights is a cornerstone of foreign policy, says the US State Department. How can we inspire other countries about democracy and human rights when management tolerates intimidation of US workers? Harassment of workers who talk to unions, forced overtime and locking employees in stores are considered human rights violations by ILO in overseas supplier factories. We believe they are human rights violations when they occur in a US Wal-Mart as well.

These policies contribute to a broad public perception that management has not dealt with workers fairly. An August 2004 memo done for Wal-Mart by McKinsey & Co. said a national survey of 1,800 consumers concluded "sincere concerns exist that Wal-Mart is not treating its employees well, is too aggressive, and is hurting local communities."

"Wal-Mart's stock price has fallen 27 percent since 2000...a drop that many have attributed, in part, to investors' anxiety about the company's image," notes The New York Times (Nov. 1, 2005).

Resolved: Shareholders request that directors amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association. The company should develop systems to prevent future violations of federal labor law from occurring and publish periodic reports to shareholders on its progress.

PiperJaffray

PHILANTHROPIC & SOCIAL INVESTMENT CONSULTING

Suite 2200, 345 California Street, San Francisco, CA 94104-2606
Tel: 415 984-3648 | Toll Free: 800 295-1445 | Fax: 415 984-3601

Dec. 12, 2005

To Whom It May Concern:

This letter is to confirm that As You Sow Foundation is the beneficial owner of 50 shares of Wal-Mart stock. The shares have been held continuously since September 26, 1997 and will be held through the date of the company's next annual meeting.

Sincerely,

Tom Van Dyck
Senior Vice President, Investments
Financial Advisor
Philanthropic and Social Investment Consulting
Piper Jaffray & Co.

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EXHIBIT B

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Samuel A. Guess
Assistant General Counsel, Corporate Governance

CORPORATE OFFICES
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0215
Telephone: (479) 273-4505
Facsimile: (479) 277-5991

December 29, 2005

VIA FACSIMILE AND FEDERAL EXPRESS

Conrad B. MacKerron
Director, Corporate Social Responsibility Program
As You Sow
311 California Street, Suite 510
San Francisco, CA 94104
Fax (415) 391-3245

Dear Mr. MacKerron:

On December 16, 2005, Wal-Mart received multiple shareholder proposals submitted by you on behalf of As You Sow, which you requested be included in Wal-Mart Stores, Inc.'s (the "Company") Proxy Statement for its 2006 annual meeting of shareholders. Under the Securities and Exchange Commission Rule 14a-8, a copy of which is attached to this letter as Exhibit A, you must meet certain eligibility requirements for your proposal to be considered for possible inclusion in the Company's 2006 Proxy Statement.

Your submission includes three distinct proposals: one proposal regarding the amendment of the Company's "Equality of Opportunity" policy, one proposal regarding the development of "systems to prevent" violations of federal labor laws, and another proposal regarding the publication of "periodic reports" on Wal-Mart's "progress." Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. Please reduce the number of your shareholder proposals to one and send to my attention a single proposal that satisfies the requirements of Rule 14a-8.

Finally, to comply with Rule 14a-8, your response to this letter must be postmarked, or transmitted electronically, within 14 days of receiving this letter. Lastly, please be reminded that the revised submission should be consistent with the proxy rules regarding shareholder proposals, attached as Exhibit A, including the 500 word limitation.

Sincerely,

Samuel A. Guess

Samuel A. Guess

PC Docs No.: 1918202

EXHIBIT A

Shareholder Proposals

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy

materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election*: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the

company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

WAL★MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Conrad MacKerron	FROM: Sam Guess
COMPANY: As You Sow Foundation	DATE: 12/29/2005
FAX NUMBER: 415-391-3245	TOTAL NO. OF PAGES INCLUDING COVER: 8
EMAIL:	SENDER'S REFERENCE NUMBER: 479-273-4505

RE:
Wal-Mart Shareholder Proposal

NOTES/COMMENTS:

P. 01

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DATE	START	RECEIVER	TX TIME	PAGES	TYPE	NOTE	M#	DP
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TOTAL : 2M 53S PAGES: 8

WAL*MART®

LEGAL DEPARTMENT

CORPORATE DIVISION

FACSIMILE TRANSMITTAL SHEET

TO: Conrad MacKerron	FROM: Sam Guess
COMPANY: As You Sow Foundation	DATE: 12/29/2005
FAX NUMBER: 415-391-3245	TOTAL NO. OF PAGES INCLUDING COVER: 8
EMAIL:	SENDER'S REFERENCE NUMBER: 479-273-4505

RE:
Wal-Mart Shareholder Proposal

NOTES/COMMENTS:

From: Origin ID: (479)204-8684
Kristopher Isham
Wal-Mart Stores, Inc.
702 Southwest 8th Street

Bentonville, AR 72716

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Conrad MacKerron
As You Sow Foundation
311 California Street, Suite 510

San Francisco, CA 94104

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As You Sow
Tel: (415) 391-3212 A Foundation Planting Seeds for Social Change Fax: (415) 391-3245
A NON-PROFIT CORPORATION
311 California Street, Suite 510
San Francisco, California 94104
www.asyousow.org

March 6, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Shareholder proposal of As You Sow Foundation; no-action request by Wal-Mart Stores, Inc.

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the As You Sow Foundation (the "Foundation") submitted to Wal-Mart Stores, Inc. ("Wal-Mart" or the "Company") a shareholder proposal (the "Proposal") asking Wal-Mart's board to amend the Company's Equality of Opportunity policy to prohibit intimidation of company employees exercising their right to freedom of association; develop systems to prevent future violations of federal labor law from occurring; and to report to shareholders on the Company's progress in this regard.

By letter to the Division of Corporation Finance dated January 23, 2006, Wal-Mart indicated that it intends to omit the Proposal from the proxy materials for the Company's 2006 annual meeting of shareholders and asked for assurance that the Division's Staff would not recommend enforcement action if the Proposal were excluded. Wal-Mart contends that it is entitled to exclude the Proposal in reliance on (i) Rule 14a-8(i)(7), as dealing with Wal-Mart's ordinary business operations; (ii) Rule 14a-8(i)(3), on the ground that the Proposal is materially false or misleading; and (iii) Rule 14a-8(c), because the Proposal violates the one-proposal rule. As discussed more fully below, Wal-Mart has not met its burden of showing its entitlement to rely on any of these exclusions, and its request for relief should accordingly be denied.

Ordinary Business

Rule 14a-8(i)(7) allows omission of a proposal that "deals with a matter relating to the company's ordinary business operations." The Rule itself does not define "ordinary business operations," though the exclusion was intended to import into the Rule 14a-8 context the state corporate law concept that management, not the shareholders, manage a company's business and affairs. Put another way, "management cannot exercise its specialized talents effectively if corporate investors assert the power to dictate the minutiae of daily business decisions."[1]

In the 1990s, the Commission and its Staff grappled with the excludability on ordinary business grounds of proposals dealing with employment-related topics. In 1992, the Staff granted relief to Cracker Barrel Old Country Stores, Inc. allowing exclusion of a proposal dealing with employment discrimination on the basis of sexual orientation. In its determination, the Staff stated that the "employment-related nature" of a proposal would mandate omission under the ordinary business exclusion even if the proposal dealt with employment policies or practices that implicated a "social issue."[2] The Cracker Barrel determination marked a reversal in practice for the Staff, which had addressed the excludability of employment-related proposals on a case-by-case basis starting in 1983.[3]

The Cracker Barrel determination sparked significant outcry from shareholders and organizations involved in advocating for stronger shareholder rights. In response, Congress asked the Commission in 1996 to study the issue; the following year, the Commission proposed to reverse the Cracker Barrel position and return to a case-by-case analysis of employment-related proposals. The Commission explained that since the original Cracker Barrel decision, "the relative importance of certain social issues relating to employment matters ha[d] reemerged as a consistent topic of widespread public debate" and the Commission had "gained a better understanding of the depth of interest among shareholders in having an opportunity to express their views to company management on employment-related proposals that raise sufficiently significant social policy issues."[4]

The release in which the Commission adopted the proposed changes and returned to the pre-Cracker Barrel regime (the "1998 Release")[5] affirmed the continuing relevance of the standard set forth in a 1976 Commission release (the "1976 Release")[6] that had been applied by the Staff prior to the Cracker Barrel determination. The 1976 Release stated that proposals that have "significant policy, economic or other implications" are not excludable on ordinary business grounds, and gave as an example a proposal asking a company not to construct a proposed nuclear power plant, which the 1976 Release characterized as presenting "economic and safety considerations . . . of such magnitude" that the proposal does not involve an ordinary business matter. On the other end of the spectrum, the 1976 Release stated that proposals that

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1 Medical Committee for Human Rights v. SEC, 432 F.2d 659, 679 (D.C. Cir. 1970), vacated as moot, 404 U.S. 403 (1972).

2 Cracker Barrel Old Country Stores, Inc. (Oct. 13, 1992).

3 ACTWU v. Wal-Mart Stores, Inc., at 886

4 Exchange Act Release No. 40018, "Amendments to Rules on Shareholder Proposals" (May 21, 1998). The extent of recent shareholder concern about employment-related policies was evidenced by the 58% of votes cast that favored a proposal to ban sexual orientation discrimination at Cracker Barrel's corporate parent, CBRL Holdings, in 2002. See William Baue, "Record Shareholder Vote Prompts Cracker Barrel to Bar Sexual Orientation Discrimination," SocialFunds.com (Dec. 12, 2002) (available at http://www.socialfunds.com/news/article.cgi/article988.html).

5 See Exchange Act Release No. 40018, supra note 4.

6 Exchange Act Release No. 12999, "Adoption of Amendments Relating to Proposals by Security Holders" (Nov. 22, 1976) (hereinafter "1976 Release").

are "mundane in nature and do not involve any substantial policy or other considerations" would be excludable on ordinary business grounds.

The 1998 Release also provided guidance regarding the policy considerations that inform the Staff's application of the standard articulated in the 1976 Release. First, the Staff asks whether the proposal deals with "tasks so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight. Examples include the management of the workforce, such as the hiring, promotion, and termination of employees, decisions on production quality and quantity, and the retention of suppliers." These kinds of decisions, made daily within large corporations, must be informed by specific, concrete information—regarding an employee's disciplinary history or the rate of defects in a supplier's product, for example—to which management has access but shareholders cannot generally obtain. It would be inefficient, and would defeat the purpose of centralized corporate management, to provide shareholders with this kind of detailed information and solicit their input on day-to-day management matters.

But even proposals dealing with issues like employment, suppliers and production may fall outside of the realm of ordinary business if they "focus[] on sufficiently significant social policy issues (e.g., significant discrimination matters)"; a proposal focusing on significant policy issues would "transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

Second, the Staff determines "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." The 1998 Release made clear, however, that in some cases, differing timelines or implementation methods could rise to the level of a significant policy issue: "Timing questions, for instance, could involve significant policy where large differences are at stake, and proposals may seek a reasonable level of detail without running afoul of these considerations."

Both of the policy considerations set forth in the 1998 Release support a conclusion that the Proposal is not excludable on ordinary business grounds. The Proposal operates at the policy level, asking Wal-Mart's board to expand the Company's Equality of Opportunity policy to prohibit intimidation of employees exercising their right of free association. The Proposal does not interfere with Wal-Mart's decision to hire, promote, compensate or terminate any particular employee or group of employees, nor does it deal with any other "mundane" matter such as wages or benefits requiring the kind of textured, day-to-day familiarity with the company that members of management, and not shareholders, possess.

Wal-Mart likens the Proposal to several other proposals which the Staff determined were excludable under the ordinary business exclusion because they addressed or attempted to dictate elements of the company's labor-management relations. The Proposal, however, would not require reporting on the relationship between Wal-Mart and a particular labor union or unions, as the United Parcel Services Inc. proposal, which focused on cost/benefit and risk analysis, sought.

There, the Staff determination explained that exclusion was permitted because the proposal addressed "relations between the company and its employee representatives," reasoning which does not apply to the Proposal. Unlike the UAL, Inc. proposal, the Proposal does not request a report on "management's handling of union negotiations."[7] Nor does the Proposal urge Wal-Mart to recognize and bargain collectively with a particular union, as the Humana, Inc. proposal suggested.[8]

Wal-Mart points to the determination in Modine Manufacturing Co.,[9] where the proposal asked the company to "develop a corporate code of conduct guaranteeing the right of employees to organize and maintain unions and affirming the principles of collective bargaining in good faith." The proposal in Modine shares with the Proposal the inclusion in a code of conduct of principles regarding freedom of association, though the Proposal stops short of asking Wal-Mart to state its support for collective bargaining.

The no-action letter in Modine, however, was issued on May 6, 1998, prior to the May 21 issuance of the 1998 Release reversing the Commission's Cracker Barrel position. Modine thus can not be relied upon in discerning the Staff's approach to proposals dealing with employment issues. The outmoded nature of the analysis is evidenced by the fact that Modine cited several Cracker Barrel-era letters, including two allowing exclusion of proposals regarding employment discrimination, a subject that is considered by the Staff to raise "significant policy issues" in the post-Cracker-Barrel era. The Staff's broad explanation that the proposal could be excluded because it deals with "relations between the company and its Employees" also suggests that the Staff did not engage in the necessary post-Cracker-Barrel analysis.

More fundamentally, for Wal-Mart in 2006, the issue of employees' ability to exercise their right to freedom of association is a significant policy issue defeating application of the ordinary business exclusion. The labor policies of the company, the largest U.S. private employer, and how they are administered have serious direct and indirect financial, reputational, and regulatory implications for the U.S. economy.

Economic studies have indicated that when Wal-Mart enters a community, it has a measurable impact on the rest of the labor market. One of the most recent studies, "The Effects of Wal-Mart on Local Labor Markets," was performed by David Neumark, Professor of Economics at the University of California—Irvine, and Research Associate at the National Bureau of Economic Research. The study, which looked at the impact on county employment, found that "in the retail sector, on average, Wal-Mart stores reduce employment by two to four percent. There is some evidence that payrolls per worker also decline, by about 3.5 percent...There is stronger evidence that total payrolls per person decline, by about five percent in the aggregate, implying that residents of local labor markets earn less following the opening of Wal-Mart stores."[10] This demonstrates that because of Wal-Mart's size and influence, its labor

7 United Parcel Services, Inc. (Feb. 23, 2004); UAL, Inc. (Mar. 3, 1986).

8 Humana, Inc. (Oct. 17, 1990).

9 Modine Manufacturing Co. (May 6, 1998).

10 David Neumark, Junfu Zhang, and Stephen Ciccarella, The Effects of Wal-Mart on Local Labor Markets, " Nov. 2005, NBER Working Paper No. 11782, http://www.nber.org/papers/W11782.

policies have impacts and implications far beyond the company's own policies for hiring and compensating individuals.

The company has also come under extraordinary scrutiny in the past several years for its treatment of its employees. According to a 2004 report by the Democratic Staff of the House Committee on Education and the Workforce, Wal-Mart "has come to represent the lowest common denominator in the treatment of working people."[11] The House Report stated that over 100 unfair labor practice charges were filed against Wal-Mart in the past several years, with 43 filed in 2002 alone. At least 60 complaints have been issued at the National Labor Relations Board against Wal-Mart since 1995, for actions ranging from illegal firing of union supporters to worker intimidation to unlawful surveillance.[12] On a 2002 PBS NOW segment, Leonard Page, the former general counsel of the NLRB, described a "common pattern of illegal conduct" in five or six organizing drives which "appeared to involve, ah, rather high officials of Wal-Mart stationed in Bentonville.[13] A week after a small meat cutting department at a Texas store voted to unionize, Wal-Mart announced that it would phase out its meat cutting departments and rely solely on pre-packaged meat.[14]

Public outrage over Wal-Mart's treatment of its employees—including its anti-union tactics—has begun to have tangible effects on Wal-Mart. As a 2003 Business Week cover story put it, "But the more size and power that 'the Beast of Bentonville' amasses, the greater the backlash it is stirring among competing retailers, vendors, organized labor, community activists, and cultural and political progressives."[15] The article noted that "intensifying grassroots opposition" threatens to thwart Wal-Mart's ambitious expansion strategy into urban America.[16] A report commissioned in 2003 by the L.A. City Council found that the low wages paid to Wal-Mart employees exert downward pressure on wages paid by other retailers, strain public services (including the health care system, as Wal-Mart employees who lack employer-provided coverage use emergency rooms inappropriately) and harm small businesses.[17]

Legislative initiatives to ban or limit big-box retail stores have passed in a number jurisdictions, spurred in some cases by concerns over Wal-Mart's treatment of its employees. In 2004, Inglewood, California voters defeated a Wal-Mart-backed initiative that would have allowed the company to open a Supercenter in the city. The opposition was motivated in part by Wal-Mart's anti-union tactics, as shown in the flyer attached as Exhibit A, which was distributed by the Coalition for a Better Inglewood.[18] The flyer describes Wal-Mart's anti-union activities and the unfair labor practice charges that have been filed against the company.

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11 Democratic Staff of the House Committee on Education and the Workforce, "Everyday Low Wages: The Hidden Price We All Play for Wal-Mart," at 3 (Feb. 16, 2004) (hereinafter, "House Report").

12 Id.

13 See http://www.pbs.org/now/transcript/transcript_walmart.html.

14 Id. at 4.

15 Anthony Bianco and Wendy Zellner, "Is Wal-Mart Too Powerful?" Business Week (Oct. 6, 2003).

16 Id.

17 Peter Rodino & Associates, "Final Report on Research for Big Box/Superstore Ordinance," Oct. 28, 2003 (available at http://www.lacity.org/council/cd13/houscommecdev/cd13houscommecdev239629107_04262005.pdf).

18 The flyer can be found on http://www.laane.org/ad/docs/FactsWagesBenefitsWorkerRights.pdf.

Similarly, the "Facts" section of the web site for Our Community First, a group opposing a Wal-Mart store in Bend, Oregon, leads with "Walmart and Workers = Low-Wage, Lawsuits & Anti-Unionism."[19] A New Jersey community group mobilizing against a proposed Wal-Mart store featured Wal-Mart's treatment of workers, including its attitude toward unions, on its web site.[20] North Snohomish (Washington) Community Matters, a group that describes its mission as "halting the infiltration of the Wal-Mart Corporation into our local communities," highlights Wal-Mart's "unfair labor policies" on its home page.[21] An article in the Contra Costa Times stated that opponents of a Wal-Mart store in Hercules, California (the application for which was recently withdrawn by Wal-Mart) were concerned about the company's anti-union stance, among other things.[22] These examples make clear that Wal-Mart's anti-union tactics contribute to community opposition to Wal-Mart stores.

Wal-Mart has recently been the subject of substantial, and often quite critical, attention in the media and popular culture, which provides additional evidence that the public sees Wal-Mart's treatment of its workers as a significant policy issue. PBS's Frontline produced a widely-discussed documentary entitled "Is Wal-Mart Good For America?"[23] Robert Greenwald's documentary, "Wal-Mart: the High Cost of Low Price," which explores Wal-Mart's anti-union efforts as well as other issues related to the company, kicked off its release with 6,800 screenings at house parties, churches and other establishments.[24] The film continues to be shown nationwide, months after its initial release.[25] Activists report using the film in conjunction with other activities in campaigns to prevent stores from opening.[26]

Scrutiny of Wal-Mart's practices has translated into low public opinion of the company: A November 2005 poll by Zogby International found that 56% of those polled agreed with the statement, "I believe that Wal-Mart is bad for America. It may provide low prices, but these prices come with a high moral and economic cost for consumers." Only 39% agreed with the statement, "Wal-Mart is good for America. It provides low prices and saves consumers money every day."[27]

In sum, Wal-Mart's anti-union tactics, including intimidation of employees, are an important factor in community opposition to new Wal-Mart stores. Given the importance of expansion to Wal-Mart's business strategy, such opposition has the potential to reduce Wal-Mart's profits. Unflattering portrayals in the financial and general media—including descriptions of anti-union activity--only reinforce the perception of Wal-Mart as a poor corporate citizen. As a result, Wal-Mart's policies on employees' freedom of association rise to the level of a significant policy issue, making exclusion of the Proposal on ordinary business grounds inappropriate.

---

19 See http://www.notanotherwalmart.org/facts.html.
20 See http://www.letsstopwalmart.org/.
21 See http://www.nsnocommunitymatters.org/.
22 Tom Lochner, "Wal-Mart Succumbs to Opposition," Contra Costa Times, Feb. 3, 2006.
23 See http://www.pbs.org/wgbh/pages/frontline/shows/walmart/.
24 See http://www.sfgate.com/cgi-bin/article.cgi?file=/c/a/2005/10/30/MNG4QFGE3H1.DTL.
25 See http://www.walmartmovie.com/find.php (web site listing screening dates and locations).
26 See, e.g., http://www.huffingtonpost.com/robert-greenwald/walmart-the-high-cost-o_b_10991.html.
27 Emily Kaiser, "U.S. Majority Says Wal-Mart Bad for America—Poll," Reuters, Dec. 1, 2005.

Materially False or Misleading Statements/One-Proposal rule

Wal-Mart claims that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(3), which allows exclusion of a proposal that violates any of the Commission's other proxy rules, including Rule 14a-9, which prohibits false or misleading statements. Wal-Mart urges that because the Proposal is misleading because it is actually multiple proposals, and thus neither Wal-Mart's shareholders nor its board of directors would be able to determine with reasonable certainty what actions or measures would be taken if the Proposal were implemented. In a related argument, Wal-Mart also contends that the Proposal violates the one-proposal limitation contained in Rule 14a-8(c).

The Commission has stated that a proposal with multiple elements does not violate the one-proposal rule if the elements "are closely related and essential to a single well-defined unifying concept."[28] Here, the elements of the Proposal clearly relate to a single, well-defined unifying concept—ensuring that Wal-Mart respects its employees' right to associate freely. The Proposal asks Wal-Mart to expand its Equality of Opportunity policy to prohibit intimidation of employees exercising their right to freedom of association. To ensure that the Proposal is implemented effectively, and that an amendment to the policy is not simply empty language, the Proposal also asks Wal-Mart to develop a system for ensuring compliance. Finally, the Proposal asks that Wal-Mart shareholders be informed of the company's implementation efforts.

In <u>American Power Conversion</u>,[29] a similarly-structured proposal was found to involve a single unifying concept. The proposal there asked the company to (i) make a greater effort to locate women and persons of color as nominees to the board, (ii) develop a plan and issue a public statement committing the company to a policy of board inclusiveness; and (iii) issue a report relating to the diversity of its board and general nominating criteria. The Staff rejected the company's argument that the proposal was really three separate proposals and thus violated the one-proposal rule.

Similarly, in <u>Alltel Corporation</u>,[30] the proposal asked the board to adopt a policy that stock splits would only be declared once the stock price reaches a specified level and to require shareholder approval of stock splits. The company argued that the proposal involved two separate proposals with differing purposes, but the Staff declined to grant no-action relief.

The <u>American Power Conversion</u> and <u>Alltel</u> determinations make clear that a proposal can consist of multiple elements, even when those elements ask the company's board to take different actions, as long as a single well-defined unifying concept ties those elements together. That requirement is satisfied here and Wal-Mart should accordingly not be permitted to exclude the Proposal in reliance on Rule 14a-8(c) or (i)(3).

* * * *

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28 1976 Release, <u>supra</u> note 6.

29 <u>American Power Conversion</u> (Mar. 10, 2000).

30 <u>Alltel Corporation</u>, (Feb. 7, 2000).

If you have any questions or need additional information, please do not hesitate to call me at (415) 391-3212, ext. 31. The Foundation appreciates the opportunity to be of assistance to the Staff in this matter.

Very truly yours,

Conrad B. MacKerron
Director
Corporate Social Responsibility Program

cc: Samuel A. Guess
Associate General Counsel
Wal-Mart Stores, Inc.
Fax # 479-273-4505

Exhibit A

Coalition for A Better Inglewood

Facts on Wal-Mart and Wages, Benefits and Workers Rights

"Wal-Mart has come to represent the lowest common denominator in the treatment of working people." - U.S. House of Representatives Committee on Education and the Work Force

Wal-Mart's Wages Keep Its Workers in Poverty

- Average starting wage for a Wal-Mart worker is $7.50 per hour. Full-time Wal-Mart employees work on average 34 hours per week, making only about $12,000 per year.
- The majority of Wal-Mart employees fall well below the federal poverty line poverty, qualifying for Welfare benefits, Food Stamps, Medicaid and free school meals - all paid for by the taxpayer.
- A Wal-Mart in Inglewood means fewer jobs in the community. For every Superstore that opens, two grocery stores will close. For every two poverty-wage jobs that Wal-Mart creates, three living-wage jobs are lost in the community.

Wal-Mart's Meager Benefits Hurt Employees, Their Families and Taxpayers

- In addition to paying premiums up to $249.71 per month for family coverage and $72.04 per month for single coverage, Wal-Mart workers must meet annual deductibles of $350 to $1,000 per person – totaling as much as 45% of their annual income.
- Wal-Mart refuses to cover necessary routine health costs like well-child care and vaccinations for children.
- California taxpayers have paid $20.5 million in medical care subsidies for Wal-Mart in our state alone. In Georgia and Washington, more children of Wal-Mart employees are enrolled in public health programs than any other employer.
- Only managers, 10 to 15 employees per store, are eligible to participate in the company's profit sharing program

Wal-Mart Is Anti-Worker and Anti-Union

- Wal-Mart is openly anti-union. Wal-Mart's labor law violations range from illegally firing workers to unlawful surveillance, threats and intimidation of employees who attempt to organize.
- As of December 2002, there were thirty-nine class-action lawsuits against Wal-Mart in thirty states, claiming tens of millions of dollars in back pay. In 2001, Wal-Mart paid more than $50 million in unpaid wages to 69,000 workers in Colorado for forced off-the-clock work.
- More than 100 unfair labor practice charges have been lodged against Wal-Mart throughout the country, with 43 charges filed in 2002 alone. Since 1995, the U.S. National Labor Relations Board has been forced to issue at least 60 complaints against Wal-Mart.

Don't Sign Away Your Rights!

Vote No on Measure 4A

Paid for by the Coalition Against Measure 4A, Committee #1263781

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 16, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 23, 2006

The proposal requests that the board amend the company's Equality of Opportunity policy to bar intimidation of company employees exercising their right to freedom of association, develop systems to prevent future violations of federal labor law, and publish periodic reports to shareholders on its progress.

There appears to be some basis for your view that Wal-Mart may exclude the proposal under rule 14a-8(i)(7), as relating to Wal-Mart's ordinary business operations (i.e., relations between the company and its employees). Accordingly, we will not recommend enforcement action to the Commission if Wal-Mart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Wal-Mart relies.

Sincerely,

Mark F. Vilardo
Special Counsel